[Keefe Bruyette & Woods Letterhead]



November 9, 2004

VIA FACSIMILE AND EDGAR
-----------------------
(202) 942-9530

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re: Georgetown Bancorp, Inc. (Registration Number 333-119007) Request for Acceleration of Effectiveness
                  -----------------------------------------

Ladies and Gentlemen:

     On behalf of Keefe, Bruyette & Woods, Inc., and in accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join Georgetown Bancorp, Inc. in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 2:00 p.m. on November 12, 2004, or as soon thereafter as may be practicable.

                                           Sincerely,

                                           /s/ Douglas L. Reidel

                                           Douglas L. Reidel
                                           Managing Director